Mail Stop 3561

December 22, 2006

Marc B. Crossman, Chief Executive Officer
Innovo Group Inc.
5901 South Eastern Avenue
Commerce, California 90040

       Re: **Innovo Group Inc.**
               Response Letter dated November 29, 2006
               Registration Statement on Form S-3
               Filed October 5, 2006
               File No. 333-137843
               Form 10-K for the Fiscal Year Ended November 26, 2005
               Filed February 9, 2006
               File No. 0-18926

Dear Mr. Crossman:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

1. We note your response to comment 1 of our letter dated November 1, 2006. Further, we note that you previously reported substantially the same pro forma financial statements in your definitive proxy, however, the second sentence in General Instruction B.3 of Form 8-K states that any information required in a new report or amendment about the previously reported event or transaction may be provided by incorporation by reference to the previously

> filed report. Therefore, please file an amendment to your Form 8-K that includes an Item 9.01 subheading and incorporates by reference the pro forma financial statements from the definitive proxy. In addition, please withdraw the Form S-3, since it does not appear that you met the eligibility requirements at the time the registration statement was filed.

Form 10-K for the fiscal year ended November 26, 2005

Notes to Consolidated Financial Statements, page F-6

Note 3. Discontinued Operations, page F-13

2. We read your response to comment 13 in our letter dated November 1, 2006 and noted that you did not provide the income test prescribed by Rule 210.1-02(w)(3) of Regulation S-X as a result of losses in your craft and accessories segment and on a consolidated basis. Pretax losses of a tested subsidiary and on a consolidated basis does not preclude the income test prescribed by Rule 210.1-02(w)(3). In that circumstance, the income test is based on the amounts of pretax losses incurred for the most recently completed fiscal year. As previously requested, please provide us with your income test following the guidance in Rule 210.1-02(w)(3) of Regulation S-X. If the disposition of your craft and accessories segment meets the significance test, please file a Form 8-K disclosing the disposition of assets and the pro forma financial information required by Items 2.01 and 9.01 of Form 8-K, or tell us why you are not required to do so.

3. We read your response to comment 14 in our letter dated November 1, 2006. Please provide us with a copy of the materiality analysis you performed in which you determined the error was not quantitatively material. If after re-assessing the materiality of the error you conclude the amount was material, please revise your financial statements accordingly.

*   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tony Watson, Staff Accountant, at (202) 551-3318 or William H. Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Peggy Kim, Senior Attorney, at (202) 551-3411, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Dustin Huffine, Esq.
        Innovo Group Inc.
        Via Fax: (323) 837-3791